SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                            SABA PETROLEUM COMPANY
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          (Title of Class of Securities)

                                   785152109
                                (CUSIP Number)


                            Horizontal Ventures, Inc.
                         630 Fifth Avenue, Suite 1501
                             New York, NY 10111
                                (212) 218-4680
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                              October 8, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

      Horizontal Ventures, Inc. ("HVI")

      International Publishing Holding s.a. ("IPH")

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)__________________________________________________________________
(3)   SEC Use Only_________________________________________________________

(4)   Source of Funds (See Instructions) OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization

      HVI - Colorado; IPH - Luxembourg

 Number of    (7) Sole Voting Power HVI: 5,620,000; IPH: 0
 Shares Bene-
  ficially    (8) Shared Voting Power HVI: 500,000; IPH: 500,000
  Owned by
    Each      (9) Sole Dispositive Power HVI: 5,620,000; IPH: 0
   Report-
 ing Person  (10) Shared Dispositive Power HVI: 500,000; IPH: 500,0000
    With:

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      HVI: 6,120,000; IPH: 500,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)  Percent of Class Represented by Amount in Row (11) HVI: 36.9%; IPH 3.0%

(14)  Type of Reporting Person (See Instructions) HVI-CO; IPH-CO


Item 1.  Security and Issuer.

     Common Stock, $.001 par value (the "Common Stock"), of Saba Petroleum Company, a Delaware corporation ("Saba"). The address of the principal executive offices of Saba is 3201 Airpark Drive, Suite 201, Santa Maria, CA 93455.

Item 2.  Identity and Background.

     HVI is a Colorado corporation engaged primarily in the business of exploiting proven producing reservoirs by utilizing a low cost proprietary horizontal drilling technology to increase production rates. The address of the principal executive offices of HVI is 630 Fifth Avenue, Suite 1501, New York, NY 10111. IPH is a Luxembourg corporation and a significant shareholder of HVI that has agreed to assist HVI in its efforts to acquire securities of Saba. The principal business address of IPH is c/o Mr. Joseph G. B. Platvoet, Hans Memlingdreef 20, 3920 Lommel, Belgium. The principal business of IPH is to make, hold and dispose of investments.

     Neither HVI nor IPH, nor any executive officer or director of HVI or IPH, has during the last five years been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with regard to the name, citizenship, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each executive officer and director of HVI and IPH is attached to this Schedule 13D as Schedule I and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

     To complete the purchase of the securities of Saba in the transactions described herein, HVI intends to use capital raised in a private placement of shares of HVI Series A Convertible Preferred Stock for aggregate gross proceeds of approximately $15 million. In connection with such planned private placement, HVI has agreed to pay Jefferies & Company, Inc., its investment banking representative in the private placement, fees equal to six percent of the amount raised, plus certain reimbursable expenses.

Item 4.  Purpose of Transaction.

     HVI, with the assistance of IPH, is acquiring the securities of Saba for the purpose of gaining control of Saba.

     (a) HVI has entered into the following transactions which relate to the acquisition of securities of Saba:

             On October 6, 1998, HVI entered into a Preferred Stock Transfer Agreement (the "Preferred Stock Transfer Agreement") with RGC International Investors, LDC ("RGC"), pursuant to which HVI acquired on October 6, 1998 690 shares of the 8,000 shares of issued and outstanding Series A Convertible Preferred Stock (the "Series A Preferred Stock") of Saba held by RGC in exchange for cash in the amount of $750,000, of which $500,000 was borrowed from IPH. HVI has executed a Promissory Note to repay the $500,000 to IPH without interest on or before December 31, 1998 in the form of cash or shares of Saba Series A Preferred Stock held by HVI. The Promissory Note is secured by a pledge of two-thirds of the Saba Series A Preferred Stock held by HVI. Under the Preferred Stock Transfer Agreement, HVI has the exclusive right until November 6, 1998 to acquire from RGC up to an additional 6,310 shares of Saba Series A Preferred Stock held by RGC in exchange for cash in the amount of approximately $6,859,000, and such exclusive right can be extended for an additional thirty days by HVI's payment of $500,000, which is nonrefundable but if the option is exercised within the extended thirty day period is applied to the acquisition price. In addition, HVI has the exclusive right to acquire any remaining shares of Saba Series A Preferred Stock held by RGC after it converts a sufficient number of shares of Saba Series A Preferred Stock to cover RGC's short position with respect to 653,000 shares of Saba Common Stock. The 690 shares of Saba Series A Preferred Stock acquired by HVI and the minimum of 6,310 shares of Saba Series A Preferred Stock which HVI has the exclusive right to acquire from RGC, along with the accrued but unpaid dividends thereon, are convertible into an estimated aggregate of 3,040,000 shares of Saba Common Stock.

             On October 8, 1998 HVI entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") pursuant to which Saba will sell and issue to HVI by November 30, 1998 an aggregate of 2,500,000 shares of Saba Common Stock in exchange for cash in the aggregate amount of $7,500,000.

             Pursuant to an Option Agreement dated July 22, 1998 (the "Option Agreement") between HVI and IPH, HVI holds a call option to acquire the 500,000 shares of Saba Common Stock held by IPH at an exercise price equal to the cost to IPH of acquiring such shares plus twenty percent, which is estimated to be approximately $1,020,000. HVI has the option of paying such exercise price to IPH in the form of cash or shares of HVI common stock. All of the 500,000 shares of Saba Common Stock currently held by IPH were acquired within the sixty days immediately preceding the date of this filing, with most of the shares acquired in open market purchases during August 1998 at an average price of $1.75 per share.

             Within the sixty days immediately preceding the date of this filing, HVI has acquired 80,000 shares of Saba Common Stock in open market purchases at prices ranging from $0.75 to $1.25 per share.

             HVI may consider a plan to acquire the remaining shares of issued and outstanding Saba common stock in a tender offer transaction.

     (b) HVI may consider a plan to effectuate a merger of HVI and Saba into a single corporate entity once HVI acquires a controlling interest in Saba.

     (c) HVI has not developed any plans or proposals to sell or transfer a material amount of assets of Saba or any of its subsidiaries.

     (d) Upon the execution of the Common Stock Purchase Agreement, Randeep S. Grewal, a director and executive officer of HVI, was appointed to the Saba board of directors. Upon the closing of the Common Stock Purchase Agreement, a second director designated by HVI is to be appointed to the Saba board of directors. In addition, the Preferred Stock Transfer Agreement provides that upon the closing thereof a third director designated by HVI shall be appointed to the Saba board of directors.

     (e) Except as discussed in Item 4(b) above, HVI does not currently have any plans or proposals for any material change in the present capitalization or dividend policy of Saba.

     (f) Except as discussed in Item 4(b) above, HVI does not currently have any plans or proposals for any other material change in Saba's business or corporate structure.

     (g) Except as discussed in Item 4(b) above, HVI does not currently have any plans or proposals for changes in Saba's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control by Saba by any person.

     (h) If the possible tender offer transaction or merger with HVI discussed in Item 4(a)-(b) above is completed, it is anticipated that Saba common stock will be delisted from the American Stock Exchange.

     (i) Except as discussed in Item 4(a)-(b), HVI does not currently have any plans or proposals for causing the Saba common stock to become eligible for termination of registration pursuant to
             Section 12(g)(4) of the Act.

     (j)     None.


Item 5.  Interest in Securities of the Issuer.

     (a) HVI and IPH beneficially own approximately 6,120,000 shares and 500,000 shares of Saba Common Stock, respectively, which represent 36.9% and 3.0%, respectively, of the issued and outstanding shares of Saba Common Stock, consisting of the following:

           HVI: (i) An aggregate of approximately 3,040,000 shares of Saba Common Stock into which the (a) 690 shares of Saba Series A Preferred Stock acquired by HVI from RGC under the Preferred Stock Transfer Agreement and (b) 6,310 shares of Series A Preferred Stock held by RGC but which HVI has the exclusive right to acquire under the Preferred Stock Transfer Agreement, along with the accrued but unpaid dividends on such shares of Series A Preferred stock, are convertible, (ii) 2,500,000 shares of Saba Common
           Stock which are to be issued to HVI under the Common Stock Purchase Agreement, (iii) 500,000 shares of Saba Common Stock held by IPH and subject to a call option by HVI under the Option Agreement, and (iv) 80,000 shares of Saba Common Stock held directly by HVI.

          IPH: 500,000 shares of Saba Common Stock that IPH currently holds and which are subject to a call option in favor of HVI.

    (b) HVI has the sole power to vote or to direct the vote of and to dispose or direct the disposition of the (i) aggregate of approximately 3,040,000 shares of Saba Common Stock into which the
          (a) 690 shares of Saba Series A Preferred Stock acquired by HVI from RGC under the Preferred Stock Transfer Agreement and (b) 6,310 shares of Series A Preferred Stock held by RGC but which HVI has the exclusive right to acquire under the Preferred Stock Transfer Agreement, along with the accrued but unpaid dividends on such shares of Series A Preferred stock, are convertible, (ii) 2,500,000 shares of Saba Common Stock which are to be issued to HVI under the Common Stock Purchase Agreement, and (iii) 80,000 shares of Saba Common Stock held directly by HVI.

          HVI has the shared power with IPH by virtue of HVI's call option under the Option Agreement to vote or to direct the vote of and to dispose or direct the disposition of the 500,000 shares of Saba Common Stock held by IPH.

          IPH has the shared power with HVI by virtue of HVI's call option under the Option Agreement to vote or to direct the vote of and to dispose or to direct the disposition of the 500,000 shares of Saba Common Stock that IPH currently holds.

     (c) Other than as set forth herein, there have been no transactions in Saba Common Stock effected by HVI or IPH during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Saba Common Stock beneficially owned by HVI and IPH.

     (e)    Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as discussed in Item 4 above, HVI and IPH are not parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     7.1 Preferred Stock Transfer Agreement dated October 7, 1998 between HVI and RGC.

     7.2 Common Stock Purchase Agreement dated October 8, 1998 between Saba and HVI.

     7.3     Option Agreement dated July 22, 1998 between IPH and HVI.

     7.4     Promissory Note by HVI payable to the order of IPH.

     7.5     Pledge Agreement between HVI and IPH.



                             Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 14, 1998
Date


HORIZONTAL VENTURES, INC.


By:/S/ RANDEEP S. GREWAL
   Randeep S. Grewal, Chairman and CEO


INTERNATIONAL PUBLISHING HOLDING S.A.


By:/S/ VINCENT P. KAMER
   Vincent P. Kamer, Chairman of the
   Board of Directors